Via Facsimile and U.S. Mail
Mail Stop 6010

November 18, 2008

Ms. Tannya L. Irizarry
GeneThera, Inc.
Chief Financial Officer (Interim)
3930 Youngfield Street
Wheat Ridge, Colorado

> **Re: GeneThera, Inc.**
> **Form 8-K**
> **Filed November 14, 2008**
> **File No. 000-27237**

Dear Ms. Irizarry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 8.01. Other Events</u>

1.   We note you have filed your Form 8-K under Item 8.01 Other Events. Please amend to file the amendment under cover of Form 8-K/A and include the ITEM 4 designation.

2.   The current disclosure does not include any of the required disclosure under Item
        304 of Regulation S-K. Please amend the report to include *all* of the information
        required by Item 304 of Regulation S-K.

3.   Upon amending your filing, please include, as Exhibit 16, a letter from your
        former accountants, Jaspers + Hall, P.C., as required by Item 304(a)(3) of
        Regulation S-K. Please ensure that your former accountants date their letter.

* * * *

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant